N.Y.S. DEPARTMENT OF STATE
DIVISION OF CORPORATIONS AND STATE RECORDS   ALBANY, NY 12231-0001

ONLINE FILING RECEIPT
==

ENTITY NAME: LIVEMASTERMINDS.COM LLC

DOCUMENT TYPE: ARTICLES OF ORGANIZATION (DOM. LLC)   COUNTY: WEST
==

FILED:09/02/2020 DURATION:********** CASH#:200902010412 FILE#:200902010412
                    DOS ID:5826997

FILER: EXIST DATE
------   ----------
CHEYENNE MOSELEY, ASSISTANT SECRETARY FOR LEGALZOOM.COM, I09/02/2020
9900 SPECTRUM DR.
AUSTIN, TX 78717

ADDRESS FOR PROCESS:

LIVEMASTERMINDS.COM LLC
290 BIRCH LN
IRVINGTON, NY 10533

REGISTERED AGENT:

RAJU PANJWANI
290 BIRCH LN
IRVINGTON, NY 10533



The limited liability company is required to file a Biennial Statement with the
Department of State every two years pursuant to Limited Liability Company Law
Section 301. Notification that the Biennial Statement is due will only be made via
email. Please go to www.email.ebiennial.dos.ny.gov to provide an email address to
receive an email notification when the Biennial Statement is due.
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SERVICE COMPANY: ** NO SERVICE COMPANY **
SERVICE CODE: 00

FEE: 205.00   PAYMENTS   205.00
              ----------   --------
FILING: 200.00   CHARGE   205.00
TAX: 0.00   DRAWDOWN   0.00
PLAIN COPY: 5.00
CERT COPY: 0.00
CERT OF EXIST: 0.00
==
                                              DOS-1025 (04/2007)

Authentication Number: 2009020540 To verify the authenticity of this document you
may access the Division of Corporation's Document Authentication Website at
http://ecorp.dos.ny.gov

ARTICLES OF ORGANIZATION
OF
LiveMasterminds.com LLC

Under Section 203 of the Limited Liability Company Law

FIRST: The name of the limited liability company is:

LiveMasterminds.com LLC

SECOND: The county, within this state, in which the office of the limited liability company is to be located is WESTCHESTER.

THIRD: The Secretary of State is designated as agent of the limited liability company upon whom process against it may be served. The address within or without this state to which the Secretary of State shall mail a copy of any process against the limited liability company served upon him or her is:

LiveMasterminds.com LLC
290 Birch Ln
Irvington, NY 10533

FOURTH: The limited liability company designates the following as its registered agent upon whom process against it may be served within the State of New York is:

Raju Panjwani
290 Birch Ln
Irvington, NY 10533

FIFTH: The limited liability company is to be managed by: ONE OR MORE MEMBERS.

I certify that I have read the above statements, I am authorized to sign these Articles of Organization, that the above statements are true and correct to the best of my knowledge and belief and that my signature typed below constitutes my signature.

Cheyenne Moseley, Assistant Secretary for
LegalZoom.com, Inc. (signature)
_____

Legalzoom.com, Inc. , ORGANIZER
9900 Spectrum Dr.
Austin, TX 78717

Filed by:
Cheyenne Moseley, Assistant Secretary for LegalZoom.com, Inc
9900 Spectrum Dr.
Austin, TX 78717

FILED WITH THE NYS DEPARTMENT OF STATE ON: 09/02/2020
FILE NUMBER: 200902010412; DOS ID: 5826997